Exhibit 99.8

SETTLEMENT ESCROW AGREEMENT

dated as of October 4, 2009

between and among

THE ALFA PARTIES LISTED ON SCHEDULE I

and

THE TELENOR PARTIES LISTED ON SCHEDULE II

and

ORRICK, HERRINGTON & SUTCLIFFE LLP,

as Escrow Agent

SETTLEMENT ESCROW AGREEMENT dated as of October 4, 2009 (this “Escrow Agreement”) between and among the legal entities and individuals listed on Schedule I hereto (collectively, the “Alfa Parties” and each, individually, an “Alfa Party”), the legal entities listed on Schedule II hereto (collectively, the “Telenor Parties” and each, individually, a “Telenor Party”) and Orrick, Herrington & Sutcliffe LLP, as escrow agent (the “Escrow Agent” and, together with the Telenor Parties and the Alfa Parties, collectively, the “Parties” and, each, individually, a “Party”).

WITNESSETH

WHEREAS, reference is made to the Settlement Agreement dated as of the date hereof (as amended, supplemented or otherwise modified and in effect from time to time, the “Settlement Agreement”) between and among the Telenor Parties and the Alfa Parties. Unless otherwise defined herein, terms defined in the Settlement Agreement are used in this Escrow Agreement as defined in the Settlement Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	APPOINTMENT OF ESCROW AGENT

1.1	Each Alfa Party and each Telenor Party hereby appoint Orrick, Herrington & Sutcliffe LLP as the escrow agent hereunder to serve in accordance with the terms and subject to the conditions of this Escrow Agreement (the “Appointment”).

1.2	Each Alfa Party hereby appoints Altimo as its agent hereunder to act on its behalf for all purposes under this Escrow Agreement, in accordance with the terms and subject to the conditions hereof.

1.3	Each Telenor Party hereby appoints Telenor Mobile as its agent hereunder to act on its behalf for all purposes under this Escrow Agreement, in accordance with the terms and subject to the conditions hereof.

2.	DELIVERY OF SETTLEMENT AGREEMENT, STAY DOCUMENTS AND DISMISSAL DOCUMENTS TO THE ESCROW AGENT

2.1	Each Alfa Party hereby agrees that, on or before October 4, 2009 (the “Delivery Date”), each Alfa Party shall have duly executed or procured the execution of (a) the Settlement Agreement, (b) those Stay Documents, if any, to which it is a party or responsible for procuring, (c) those Stay Removal Documents, if any, to which it is a party or responsible for procuring, and (d) those Dismissal Documents, if any, to which it is a party or responsible for procuring, and shall deliver original counterparts of the Settlement Agreement, the Stay Documents, the Stay Removal Documents and the Dismissal Documents to the Escrow Agent, as provided in the Settlement Agreement and this Escrow Agreement, to be held by the Escrow Agent in accordance with the terms and subject to the conditions set forth herein.

2.2	Each Telenor Party hereby agrees that, on or before the Delivery Date, each Telenor Party shall have duly executed or procured the execution of (a) the Settlement Agreement,

(b) those Stay Documents, if any, to which it is a party or responsible for procuring, (c) those Stay Removal Documents, if any, to which it is a party or responsible for procuring, and (d) those Dismissal Documents, if any, to which it is a party or responsible for procuring, and shall deliver original counterparts of the Settlement Agreement, the Stay Documents, the Stay Removal Documents and the Dismissal Documents to the Escrow Agent as provided in the Settlement Agreement and this Escrow Agreement, to be held by the Escrow Agent in accordance with the terms and subject to the conditions set forth herein.

3.	SERVICES OF ESCROW AGENT

3.1	The Escrow Agent shall hold the original counterparts of the Settlement Agreement, the Stay Documents, the Stay Removal Documents and the Dismissal Documents for the benefit of the Parties and shall file the Dismissal Documents relating to the Ukrainian Proceedings (the “Ukrainian Dismissal Documents”) and the Stay Documents in accordance with Section 3 hereof and either (a) deliver the Settlement Agreement and file the Non-Ukrainian Dismissal Documents in accordance with Section 5 hereof or (b) destroy the Settlement Agreement and the Non-Ukrainian Dismissal Documents and deliver the Stay Removal Documents, in each case, in accordance with Section 4 hereof.

3.2	The Escrow Agent shall not have any interest in the Settlement Agreement, the Stay Documents, the Stay Removal Documents or the Dismissal Documents deposited hereunder (other than possession thereof).

3.3	The Escrow Agent may execute any of its rights or powers hereunder or perform any duties hereunder either directly or, in the case of filing the Ukrainian Dismissal Documents, by or through agents or attorneys, including through Asters LLP, and the Escrow Agent shall not be responsible for any misconduct or negligence on the part of any such agent or attorney appointed with due care by it hereunder. The Escrow Agent (or its agent or attorneys) shall give reasonable notice to Magisters LLP, Altimo’s counsel, of any filing in Ukraine so that Magisters LLP can be fully involved in the filing of the Ukrainian Dismissal Documents and, if they so choose, be present at, such filing (at no cost to the Telenor Parties).

3.4	On receipt of the Stay Documents and the Ukrainian Dismissal Documents, the Escrow Agent will promptly file (or caused to be filed) each Stay Document and Ukrainian Dismissal Document with the appropriate Governmental Entity to which such Stay Document or Ukrainian Dismissal Documents, as the case may be, is addressed.

3.5	On completion of the filings under Section 3.4 above, the Escrow Agent will confirm, in writing, to both Altimo (on behalf of the Alfa Parties) and Telenor Mobile (on behalf of the Telenor Parties), at their respective addresses for notices provided in Section 7 hereof, that such filings have been completed.

4.	DESTRUCTION OF SETTLEMENT AGREEMENT AND NON-UKRAINIAN DISMISSAL DOCUMENTS AND FILING OF STAY REMOVAL DOCUMENTS

4.1

If, on or after the execution of this Escrow Agreement, either Altimo (on behalf of the Alfa Parties) or Telenor Mobile (on behalf of the Telenor Parties) delivers to the Escrow Agent (with a copy to the other (Altimo or Telenor Mobile, as appropriate)) a certificate executed by an authorized officer in the form attached hereto as Exhibit A (an “Officer’s Certificate”), notifying the Escrow Agent that the Closing did not occur on or prior to the Cut-off Date, then the Escrow Agent shall:

(a)	immediately destroy the original counterparts of the Settlement Agreement and the Non-Ukrainian Dismissal Documents; and

(b)	promptly file each of the Stay Removal Documents with the appropriate Governmental Entity to which such Stay Removal Document is addressed and, on completion of such filings, confirm, in writing, to both Altimo (on behalf of the Alfa Parties) and Telenor Mobile (on behalf of the Telenor Parties), at their respective addresses for notices provided in Section 7 hereof, that the original counterparts of the Settlement Agreement and the Non-Ukrainian Dismissal Documents have been destroyed and the filings of the Stay Removal Documents have been completed.

5.	DELIVERY OF SETTLEMENT AGREEMENT TO THE PARTIES AND FILING OF NON-UKRAINIAN DISMISSAL DOCUMENTS

5.1	If the Closing occurs, Telenor Mobile and Altimo shall, within five (5) days after the Closing Date, deliver to the Escrow Agent a certificate in the form attached hereto as Exhibit B (an “Instruction Certificate”), executed by an authorized officer of each of Telenor Mobile and Altimo, notifying the Escrow Agent that the Closing has occurred and instructing the Escrow Agent to:

(a)	deliver original counterparts of the Settlement Agreement to Altimo (on behalf of the Alfa Parties) and Telenor Mobile (on behalf of the Telenor Parties) by reputable overnight courier or by hand at their respective addresses for notices provided in Section 7 hereof, with return receipt requested; and

(b)	promptly file each Non-Ukrainian Dismissal Document with the appropriate Governmental Entity to which such Non-Ukrainian Dismissal Document is addressed and, on completion of such filings, confirm, in writing, to both Altimo (on behalf of the Alfa Parties) and Telenor Mobile (on behalf of the Telenor Parties), at their respective addresses for notices provided in Section 7 hereof, that such filings have been completed.

The Escrow Agent shall provide proof of delivery of the Settlement Agreement promptly upon receipt thereof to Altimo and Telenor Mobile at their respective addresses for notices provided in Section 7 hereof.

6.	CONCERNING ESCROW AGENT

6.1	The Escrow Agent shall hold the Settlement Agreement, the Stay Documents, the Stay Removal Documents and the Dismissal Documents received by it hereunder with the same degree of care with which it holds its own similar property.

6.2	This Escrow Agreement sets forth all the duties of the Escrow Agent with respect to any and all matters pertinent to the Appointment. The Escrow Agent is entering into this Escrow

Agreement solely in its capacity as an Escrow Agent. No implied duties or obligations shall be read into the Appointment against the Escrow Agent, and the Escrow Agent shall not be obliged to expend any of its own funds in the performance of its duties hereunder. The Escrow Agent shall not be bound by the provisions of any other agreement by which any Party is obligated, including, without limitation, the Settlement Agreement.

6.3	The Escrow Agent shall not be liable under this Escrow Agreement except to the extent of its own negligence or willful misconduct. The Alfa Parties, on the one hand, and the Telenor Parties, on the other hand, shall jointly and severally indemnify and hold harmless the Escrow Agent (and any successor Escrow Agent) from and against any and all losses, liabilities, claims, actions, damages and expenses, including, without limitation, reasonable third party attorneys’ fees and disbursements, arising out of or in connection with this Escrow Agreement and the Appointment; provided that none of the Alfa Parties shall be liable to the Escrow Agent for the payment of any fees and/or expenses (if any) of the Escrow Agent (or those of its agents and/or its attorneys) incurred in connection with the services provided hereunder (such fees and/or expenses (if any) being the sole responsibility of the Telenor Parties).

6.4	The Escrow Agent shall be entitled to rely upon any order, judgment, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. The Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine and may assume that any Person purporting to give notice or receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so.

6.5	The Escrow Agent shall not be required to make any investigation into the facts or matters stated in any resolution, certificate or other document, but in the event it has reasonable doubts as to the accuracy of such statement of facts or matters set forth in such resolution, certificate or other document, it shall not be liable for failure to take action in accordance with such resolution, certificate or other document. The Escrow Agent may act pursuant to the advice of counsel with respect to any matter relating to the Appointment and shall not be liable for any action taken or omitted in accordance with such advice.

6.6	The Escrow Agent (and any successor Escrow Agent) may at any time resign from the Appointment by delivering the Settlement Agreement, the Stay Documents (if still held by it), the Stay Removal Documents (if still held by it) and the Dismissal Documents (if still held by it) to any successor Escrow Agent jointly designated by Altimo (on behalf of the Alfa Parties) and Telenor Mobile (on behalf of the Telenor Parties) in writing, whereupon the Escrow Agent shall be discharged of and from any and all further obligations arising in connection with this Escrow Agreement and the Appointment. The resignation of the Escrow Agent will take effect on the earlier of (a) the appointment of a successor Escrow Agent and (b) the date which is thirty (30) days after the date of delivery of its written notice of resignation to the Parties. If at that time the Escrow Agent has not received a designation of a successor Escrow Agent, the Escrow Agent’s responsibilities after that time shall be limited to holding the Settlement Agreement, the Stay Removal Documents and the Dismissal Documents until receipt of a designation of a successor Escrow Agent and filing the Stay Documents (if not previously filed).

6.7	This Escrow Agreement and the Appointment shall terminate automatically upon either: (a) the Escrow Agent’s delivery of the Settlement Agreement and confirmation of filing of all the Dismissal Documents in accordance with Section 5 hereof; or (b) the Escrow Agent’s confirmation of the destruction of the Settlement Agreement and the Non-Ukrainian Dismissal Documents and the filing of the Stay Removal Documents in accordance with Section 4 hereof. Upon the termination of the Appointment, the Escrow Agent shall be discharged from all its duties and liabilities hereunder arising after the date of such termination.

7.	NOTICES

7.1	Any notice, request, consent, waiver or other communication required or permitted hereunder shall be effective only if it is in writing and personally delivered or sent by facsimile or sent, postage prepaid, by registered or certified mail, return receipt requested, or by recognized overnight courier service, postage or other charges prepaid, and shall be deemed given when so delivered by hand or facsimile, or when received if sent by mail or by courier, as follows:

If to Altimo or the Alfa Parties:

Eco Telecom Limited
Suite 2, 4 Irish Place
Gibraltar
Facsimile No.: +350 200 419 88
Attention: Franz Wolf

with a copy to:

Altimo Holdings & Investments Ltd.
Savvinskaya nab., 11
Moscow 119435
Russia
Facsimile No.: +7 495 981 44 88
Attention: Yuri Musatov

If to Telenor Mobile or the Telenor Parties:

Telenor Mobile Communications AS
Snarøyveien 30
N-1331 Fornebu
Norway
Facsimile No.: +47 67 89 48 18
Attention: Jan Edvard Thygesen

with a copy to:

Advokatene i Telenor
Snarøyveien 30
N-1331 Fornebu
Norway
Facsimile No.: +47 67 89 24 32
Attention: Bjørn Hogstad

If to the Escrow Agent:

Orrick, Herrington & Sutcliffe LLP
Tower 42, Level 35
25 Old Broad Street

London EC2N 1HQ
Facsimile No.: +44 207 628 0078
Attention: Peter O’Driscoll

or such other person or address as the addressee may have specified in a notice duly given to the sender as provided herein.

8.	GOVERNING LAW AND DISPUTE RESOLUTION

8.1	This Escrow Agreement, and any dispute, controversy or claim arising out of, relating to or in connection with this Escrow Agreement, or for the breach or alleged breach thereof, whether in contract, in tort or otherwise, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any conflicts of laws or other principles thereof that would result in the application of the laws of another jurisdiction. For the avoidance of doubt, the Parties confirm that they are fully familiar with the provisions of Section 5-1401 of the New York General Obligations Law, and intend to bring this Escrow Agreement within the terms thereof.

8.2	Dispute Resolution

(a)	Any and all disputes, controversies and claims between or among the Parties and arising under, relating to or in connection with, this Escrow Agreement, in any manner whatsoever, whether in contract, in tort, or otherwise, and including any dispute or controversy regarding the existence, validity or enforceability of this Escrow Agreement, or the arbitrability of any dispute, controversy or claim, and whether brought by a Party and/or any of its parents, Subsidiaries, Affiliates, officers, directors or agents, on the one hand, against a Party and/or any of its parents, Subsidiaries, Affiliates, officers, directors or agents, on the other hand, shall be settled by arbitration by a tribunal of three (3) arbitrators constituted and acting under the United Nations Commission on International Trade Law (UNCITRAL) Arbitration Rules then in force (the “Rules”) in accordance with the following terms and conditions:

(i)	In the event of any conflict between the Rules and the provisions of this Agreement, the provisions of this Escrow Agreement shall prevail.

(ii)	(A) The seat of arbitration shall be London, England, unless otherwise agreed by the Parties, and the fact that hearings are held elsewhere shall not affect the seat of arbitration; and (B) notwithstanding Section 8.1 hereof, the arbitration proceeding itself shall be governed by the Arbitration Act 1996 of the United Kingdom and the procedural law of England relating to the conduct of arbitration proceedings.

(iii)	The following procedures shall govern the selection of arbitrators:

(A)

Where there is only one claimant party and one respondent party, the claimant party shall appoint one arbitrator in accordance with the Rules, the respondent party shall appoint one arbitrator in accordance with the Rules within thirty (30) days after the appointment of the first arbitrator, and the two arbitrators so appointed shall appoint the third (and presiding) arbitrator in accordance with the Rules within thirty (30) days after the appointment of the second arbitrator.

(B)	In the event of an inability by the two party–nominated arbitrators to agree on a third arbitrator in accordance with Section 8.2(a)(iii)(A) above, the appointing authority for the third arbitrator shall be the LCIA (the “LCIA”), acting in accordance with such rules as it may adopt for such purpose. The LCIA shall use its best efforts to appoint such third arbitrator within thirty (30) days of an application being made for such purpose.

(C)	Following the appointment by a claimant or claimants or a respondent or respondents of the first arbitrator in circumstances in which there is more than one claimant party or respondent party, the remaining claimants or respondents, as the case may be, shall attempt to agree between or among themselves on the appointment of a second arbitrator within thirty (30) days after the appointment of the first arbitrator, and to appoint such individual to serve as the second arbitrator. Should they (i) fail to so agree, and (ii) provide written notice of such disagreement within (30) days of the appointment of the first arbitrator, then, within ten (10) days after the date of the first such notice, any such claimant or respondent may nominate a candidate to serve as the second arbitrator. Within thirty (30) days after the end of such ten (10) day period for nominations, the LCIA shall choose one of the candidates so nominated to serve as the second arbitrator, in accordance with such rules as it may adopt for such purpose. The arbitration (including with respect to the appointment of the third arbitrator) shall thereafter proceed in accordance with this Section 8.2.

(iv)	The English language shall be used as the written and spoken language for the arbitration proceeding and all matters connected to the arbitration proceeding.

(v)	The arbitral tribunal shall have the power to grant any remedy or relief that it deems just and equitable and that is in accordance with the terms of this Escrow Agreement, including specific performance, and including, but not limited to, injunctive relief, whether interim or final, and any such relief and any interim, provisional or conservatory measure ordered by the arbitral tribunal may be specifically enforced by any court of competent jurisdiction. Each party to the arbitration proceeding retains the right to seek interim, provisional or conservatory measures in accordance with Section 8.2(b), and any such request shall not be deemed incompatible with the agreement to arbitrate or constitute a waiver of the right to arbitrate.

(vi)	The award of the arbitral tribunal shall be final and binding on the parties to the arbitration proceeding.

(vii)	The award of the arbitral tribunal may be enforced by any court of competent jurisdiction and may be executed against the person and assets of the losing party in any competent jurisdiction. For the avoidance of doubt, the parties acknowledge and agree that a court of any jurisdiction where the assets of a party against which enforcement is sought may be found is a court of competent jurisdiction, and the parties irrevocably consent to the exercise of personal jurisdiction in any such court.

(b)	Except for arbitration proceedings pursuant to Section 8.2(a), no action, lawsuit or other proceeding (other than proceedings for the confirmation or enforcement of an arbitration award, an action to compel arbitration or an application for interim, provisional or conservatory measures in connection with the arbitration) shall be brought by or between the Parties in connection with any matter arising out of or in connection with this Escrow Agreement. Each Party irrevocably waives any right under the Arbitration Act 1996 of the United Kingdom to appeal any arbitration award to, or to seek determination of any question of law arising in the course of arbitration from, the Commercial Court.

(c)

In order to facilitate the comprehensive resolution of related disputes, all claims between any of the Parties that arise under or in connection with this Escrow Agreement or any other Transaction Agreement may be brought in a single arbitration proceeding. Upon the request of any party to an arbitration proceeding constituted under this Escrow Agreement or any other Transaction Agreement, the arbitral tribunal shall consolidate the arbitration proceeding with any other arbitration proceeding relating to this Escrow Agreement or any other Transaction Agreement, if (i) all parties concerned agree, or (ii) the arbitral tribunal determines that (A) there are issues of fact or law common to the proceedings so that a consolidated proceeding would be more efficient than separate proceedings, and (B) no party would be unduly prejudiced as a result of such consolidation through undue delay or otherwise. In the event of different rulings on the question of consolidation by the arbitral tribunal constituted hereunder and any other tribunal constituted under this Escrow Agreement or any other Transaction Agreement, or where an order for consolidation is given but there is no agreement on which tribunal shall remain constituted to hear the matter, the following provisions shall apply. Where the parties in the two proceedings are identical, the ruling of the arbitral tribunal constituted first in time shall control and such tribunal shall serve as the arbitral tribunal for the consolidated arbitration proceeding. Where the parties in the two proceedings are not identical, and subject always to clauses (i) and (ii) above, the ruling of the arbitral tribunal constituted first in time shall control, but a new arbitral tribunal for any consolidated arbitration proceeding shall be constituted in accordance with the provisions of Section 8.2(a)(iii)(A). For the purpose of the constitution of the arbitral tribunal under that provision, and without prejudice to any party’s rights under applicable limitation period, the consolidated arbitration will be considered to have been commenced on the date of receipt by all the parties of the order of consolidation. The parties also expressly agree that any party to any other

Transaction Agreement may, at the request of any party and with the consent of the party to be joined and the arbitral tribunal, be joined as a party to any arbitration proceeding commenced under this Escrow Agreement.

(d)	Each Party irrevocably appoints Law Debenture Corporate Services Limited, located on the date hereof at Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom, as its true and lawful agent and attorney to accept and acknowledge service of and all process against it in any action, suit or proceeding permitted by this Section 8.2, with the same effect as if such Party were a resident of England, and had been lawfully served with such process in such jurisdiction, and waives all claims of error by reason of such service; provided that the Party effecting such service shall also deliver a copy thereof on the date of such service to the other Party by facsimile in accordance with Section 7.1. Each Party will enter into such agreements with such agent as may be necessary to constitute and continue the appointment of such agent hereunder. In the event that any such agent and attorney resigns or otherwise becomes incapable of acting, the affected Party will appoint a successor agent and attorney in London reasonably satisfactory to the other Parties, with like powers. Each Party hereby irrevocably submits to (i) the non-exclusive jurisdiction of the Commercial Court in London, England in connection with any proceeding for the confirmation or enforcement of an arbitration award, and (ii) the exclusive jurisdiction of the Commercial Court in London, England in connection with any application for interim, provisional or conservatory measures in connection with an arbitration (in each case, as referred to in Section 8.2(b) above) or an action to compel arbitration (provided that each Party retains the right to file a motion to compel arbitration (or its equivalent) in a court other than the Commercial Court in London, England in response to an action commenced or a motion or application made by another Party or its agents, affiliates or representatives in such other court). Notwithstanding the foregoing, each Party agrees that it shall not, directly or indirectly, whether through any agent, Affiliate, Representative or otherwise, apply for any interim, provisional or conservatory measures in connection with an arbitration before any court located in the United States, the Russian Federation or Ukraine; provided, however, that nothing in this Section 8.2(d) shall preclude, in any manner whatsoever, any Party from seeking any such measure based upon (A) any order or judgment, whether provisional or final, of any English court or (B) any order, directive, award or ruling, whether interim or final, of any arbitral tribunal in any arbitration proceeding hereunder. Each Party hereby irrevocably waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in the Commercial Court and any claim that any such action, suit or proceeding brought in the Commercial Court has been brought in any inconvenient forum. Nothing herein shall affect the right of any Party to serve process in any other manner permitted by applicable law or to commence legal proceedings or otherwise proceed against another Party in any other jurisdiction in a manner not inconsistent with this Section 8.2(d).

(e)	Each Party hereby represents and acknowledges that it is acting solely in its commercial capacity in executing and delivering this Escrow Agreement and in performing its obligations hereunder, and each Party hereby irrevocably waives, with respect to all disputes, claims, controversies and all other matters of any nature whatsoever that may arise under or in connection with this Escrow Agreement and any other document or instrument contemplated hereby, all immunity it may otherwise have as a sovereign, quasi-sovereign or state-owned entity (or similar entity) from any and all proceedings (whether legal, equitable, arbitral, administrative or otherwise), attachment of assets, and enforceability of judicial or arbitration awards.

9.	ASSIGNMENT, MODIFICATION AND WAIVER

9.1	This Escrow Agreement shall be binding upon and inure solely to the benefit of the Alfa Parties, the Telenor Parties, the Escrow Agent and their respective successors and assigns and shall not inure to the benefit of any third party. This Escrow Agreement may only be modified by a written instrument signed by the Alfa Parties, the Telenor Parties and the Escrow Agent (or their respective successors and assigns), and no waiver hereunder shall be effective unless in a writing signed by the parties hereto. No waiver of any of the provisions of this Escrow Agreement shall be deemed or shall constitute a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

10.	COUNTERPARTS

10.1	This Escrow Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have executed this Settlement Escrow Agreement as of the date first above written.

The Alfa Parties

Altimo Holdings & Investments Ltd.		Crown Finance Foundation

By:	/s/ Franz Wolf	By:	/s/ Franz Wolf
	Name: Franz Wolf		Name: Franz Wolf
	Title: Director		Title: Power of Attorney dated 29 September 2009

CTF Holdings Limited		Rightmarch Limited

By:	/s/ Franz Wolf	By:	/s/ Dmitry Egorov
Name: Franz Wolf		Name: Dmitry Egorov
Title: Director		Title: Attorney

Eco Telecom Limited		Alpren Limited

By:	/s/ Franz Wolf	By:	/s/ Dmitry Egorov
	Name: Franz Wolf		Name: Dmitry Egorov
	Title: Director		Title: Attorney

Hardlake Limited		Storm LLC

By:	/s/ Dmitry Egorov	By:	/s/ Dmitry Egorov
	Name: Dmitry Egorov		Name: Dmitry Egorov
	Title: Attorney		Title: Representative under Power of Attorney

Signature Page to Settlement Escrow Agreement

The Telenor Parties

Telenor East Invest AS		Telenor Mobile Communications AS

By:	/s/ Bjørn Hogstad	By:	/s/ Bjørn Hogstad
	Name: Bjørn Hogstad		Name: Bjørn Hogstad
	Title: Authorized Signatory		Title: Authorized Signatory

Telenor Consult AS

By:	/s/ Bjørn Hogstad
Name: Bjørn Hogstad
Title: Authorized Signatory

The Escrow Agent
Orrick, Herrington & Sutcliffe LLP, as Escrow Agent

By:
Name: Peter O’Driscoll
Title: Partner

Signature Page to Settlement Escrow Agreement